                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               CARDIOMETRICS, INC.
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                                (NAME OF ISSUER)


                          Common Stock, $.01 Par Value
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                         (TITLE OF CLASS OF SECURITIES)


                                   141906 10 7
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                                 (CUSIP NUMBER)

                              Reinhard J. Warnking
                             Endosonics Corporation
                                2870 Kilgore Road
                            Rancho Cordova, CA 95670
                                 (916) 638-8008
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                January 26, 1997
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                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 12 pages)

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       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                  -------------------------------
CUSIP NO. 141906 10 7                  13D        Page 2 of 12 Pages
-------------------------------                  -------------------------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Endosonics Corporation
             I.R.S. I.D. # 68-0028500
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)[ ] (b)[ ]
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*
                    00
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of Delaware
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                                      7       SOLE VOTING POWER
                                                                          ----
            NUMBER              ------------------------------------------------
              OF                      8       SHARED VOTING POWER
            SHARES                                                       804,023
         BENEFICIALLY           ------------------------------------------------
           OWNED BY                   9       SOLE DISPOSITIVE POWER
           REPORTING                                                      ----
            PERSON              ------------------------------------------------
             WITH                    10       SHARED DISPOSITIVE POWER
                                                                          ----
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  804,023
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   11.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Endosonics Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


                                       3.

ITEM 1.  SECURITY AND ISSUER.


         This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of Cardiometrics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 645 Clyde Avenue, Mountain View, California 94043.


ITEM 2.  IDENTITY AND BACKGROUND.


    (a) The name of the person filing this statement is Endosonics Corporation, a Delaware corporation ("Endosonics").

    (b) The address of the principal office and principal business of Endosonics is 2870 Kilgore Road, Rancho Cordova, California 95670.

    (c) Endosonics develops, manufactures and markets intravascular ultrasound ("IVUS") imaging systems and catheters to assist in the diagnosis and treatment of cardiovascular and peripheral vascular disease. Endosonics' IVUS imaging products enhance the effectiveness of the diagonis and treatment of coronary artery and other vascular diseases by providing important diagnostic information not available from conventional x-ray angiography. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Endosonics' directors and executive officers, as of the date hereof.

    (d) During the past five years, neither Endosonics nor, to Endosonics' best knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five years, neither Endosonics nor, to Endosonics' best knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

    (f) Not applicable.


                                       4.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Reorganization dated January 26, 1997 (the "Reorganization Agreement"), among Endosonics, River Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Endosonics ("Merger Sub") and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into .35 newly issued shares of Endosonics Common Stock, $0.001 par value (Endosonics Common Stock), .20 shares of CardioVascular Dynamics, Inc. ("CVD") Common Stock held by Endosonics, and $2.00 cash, subject to adjustment such that based on the average of the closing prices of Endosonics' and CVD's Common Stock as quoted on the Nasdaq National Market for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics stockholders meeting, the merger consideration shall be equal to $9.00; provided that, if the CVD exchange ratio obtained thereby is greater than
 .2636, the CVD exchange ratio shall be .2636 (the "Exchange Ratio"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

    (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Endosonics, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Endosonics (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, .35 newly issued shares of Endosonics Common Stock, .20 shares of CVD Common Stock and $2.00 cash (subject to adjustment as described in Item 3 above).

         As an inducement to Endosonics to enter into the Reorganization Agreement, each stockholder who is a party to the Voting Agreement, dated as of January 26, 1997 (the "Voting Agreement"), among the parties thereto (collectively, the "Voting Agreement Stockholders") and Endosonics, has, by executing the Voting Agreement, irrevocably appointed Endosonics (or any nominee of Endosonics) as his, hers or its lawful attorney and proxy. Such proxy gives Endosonics the limited right to vote each of the 804,023 shares of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with the certain stockholders of Issuer relates to 804,023 shares of Issuer Common Stock (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto


                                       5.

which is hereby incorporated by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Endosonics (or any nominee of Endosonics) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the shares (i) in favor of approval of the Merger and the Reorganization Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Issuer and any person or entity other than Endosonics or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Reorganization Agreement or which could result in any of the conditions to Issuer's obligations under the Reorganization Agreement not being fulfilled. The Voting Agreement Stockholder may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and
(ii) six months after the date of termination of the Reorganization Agreement.

                  Pursuant to the Reorganization Agreement, Endosonics and Issuer entered into a Stock Option Agreement, dated January 26, 1997 ("Option Agreement"). The Option Agreement grants Endosonics the right, under certain conditions, to purchase up to 1,379,717 shares of Issuer Common Stock at a price of $9.00 per share, payable in cash, or at Acquiror's option, Target shall loan Acquiror the exercise price (less the par value of the shares issued upon exercise, such par value to be paid in cash) pursuant to an interest free one-year term loan. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by Endosonics after the occurrence of any of the events described in Section 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated. At any time during which the Option Agreement is exercisable, Endosonics shall have the right to sell to Issuer and Issuer shall be obligated to repurchase from Endosonics, and, subject to Section 7(c) of the Option Agreement, Issuer shall have the right to repurchase from Endosonics and Endosonics shall be obligated to sell to Issuer, all or any portion of the Issuer shares purchased by Endosonics pursuant to the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as
Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

       (c)        Not applicable.


                                       6.

       (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be Reinhard J. Warnking and Donald D. Huffman. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

       (e) Other than as a result of the Merger described in Item 3 above, not applicable.

       (f)        Not applicable.

       (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:
"The name of the corporation is Cardiometrics, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

       (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

       (j) Other than described above, Endosonics currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Endosonics reserves the right to develop such plans).


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.


       (a) - (b) As a result of the Voting Agreement, Endosonics may be deemed to be the beneficial owner of at least 804,023 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 11.6% of the issued and outstanding shares of Issuer Common Stock.

                 Endosonics has shared power to vote all of the Shares for the limited purposes described above. Endosonics does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. To the best of Endosonics' knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

       (c) Neither Endosonics, nor, to the knowledge of Endosonics, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.


                                       7.

       (d)        Not applicable.

       (e)        Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  Other than the Reorganization Agreement, Voting Agreement and Option Agreement, to the best knowledge of Endosonics, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.


                  The following documents are filed as exhibits:

                  1. Form of Agreement and Plan of Reorganization, dated January 26, 1997, by and among Endosonics Corporation, a Delaware corporation, River Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Endosonics Corporation, and Cardiometrics, Inc. a Delaware corporation.

                  2. Form of Voting Agreement, dated January 26, 1997, between Endosonics Corporation, a Delaware corporation and certain stockholders of Cardiometrics, Inc., a Delaware corporation.

                  3. Form of Stock Option Agreement, dated January 26, 1997, by and between Endosonics Corporation, a Delaware corporation, and Cardiometrics, Inc., a Delaware corporation.


                                       8.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 1997


                                        ENDOSONICS CORPORATION



                                        By:   /s/ Reinhard J. Warnking
                                           -------------------------------------
                                             Reinhard J. Warnking, President


                                       9.

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             ENDOSONICS CORPORATION.

                                        Present Principle
                                       Occupation Including
         Name and Title                 Name of Employer
         --------------                 ----------------
Thomas Black              Vice President, Systems Manufacturing of
                          Endosonics Corporation.

Thomas J. Cable           Director of Endosonics Corporation and General
                          Partner of Cable & Howse Ventures, 10900 NE
                          4th Street, Suite 2300, Bellevue, WA 98004.

William G. Davis          Director of Endosonics Corporation and
                          Independent Business Consultant.

Michael J. Eberle         Senior Vice President, Engineering and Chief
                          Technical Officer of Endosonics Corporation.

Donald Fraley             Vice President, Sales and Marketing of Endosonics
                          Corporation.

Richard Hebert            Vice President, Operations, Pleasanton, of
                          Endosonics Corporation.

Michael R. Henson         Director of Endosonics Corporation and President
                          and Chief Executive Officer of Cardiovascular
                          Dynamics, Inc., 13900 Alton Parkway, Suite 122,
                          Irvine, CA 92718.

Donald D. Huffman         Vice President, Finance and Administration, and
                          Chief Financial Officer of Endosonics Corporation.

Edward M. Leonard         Director of Endosonics Corporation and Partner of
                          Brobeck, Phleger & Harrison LLP, 2200 Geng
                          Road, Palo Alto, CA 94303.

Paul Norris               Director of Endosonics Corporation and
                          Independent Consultant.

David H. Rammler          Director of Endosonics Corporation.


                                       10.

Roger Salquist              Chairman of the Board of Directors of Endosonics
                            Corporation and Director and Consultant of Calgene Inc., 1920 Fifth Street, Davis, CA 95616.

Adam D. Savakus             Vice President, Quality Assurance/Clinical and
                            Regulatory Affairs of Endosonics Corporation.

Clifford Varney             Vice President, Catheter Development and
                            Manufacturing of Endosonics Corporation.

Reinhard J. Warnking        President, Chief Executive Officer and Director of
                            Endosonics Corporation.

Hans de Weerd               Senior Vice President and Managing Director,
                            Europe, of Endosonics Corporation.



                                       11.

                                   SCHEDULE B

Stockholder                                            Shares Beneficially Owned
Claire L. Andrews                                                 2,500
Bay Partners IV, L.P.                                           304,730
California BPIV, L.P.                                            26,499
Robert Colloton                                                  35,864
Neal Dempsey                                                    337,623*
Robert J. Erra                                                    8,919
Jeff M. Folick                                                   12,916
Jeffrey S. Frisbie                                               51,291
Stanley Levy, Jr.                                                26,523
David B. Musket                                                  15,169
Menahem Nassi                                                   167,901
Robert Y. Newell IV                                              46,379
Kevin Rhatigan                                                   18,563
Michael J. Sorna                                                 69,894
H. Raymond Wallace                                               10,481








----------
* Includes 304,730 shares owned by Bay Partners IV, L.P. and 26,499 shares owned by California BPIV, L.P. Mr. Dempsey, a Director of the Company, is a General Partner of Bay Management Company IV, L.P., the General Partner of Bay Partners IV, L.P., and of California BPIV, L.P. Because of such relationships, Mr. Dempsey may be deemed to share voting and investment powers over the shares held by Bay Partners. Mr. Dempsey disclaims beneficial ownership of the shares held by Bay Partners IV, L.P. and California BPIV, L.P., except to the extent of his pecuniary interest therein.


                                       12.